FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                           Exigent International, Inc.
             (Exact name of registrant as specified in its charter)

          Delaware                                          59-3379927
 (State of Incorporation)                               (IRS Employer
                                                        Identification Number)


                                 1225 Evans Road
                          Melbourne, Florida 32904-2314
                                 (407) 952-7550
                          (Address of principal office)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                       Name of exchange on which
to be so registered                       each class is to be registered
----------------------                    -----------------------------------

Rights to Purchase Preferred Stock        Chicago Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [_]

     Securities Act registration statement file number to which this form relates _________ (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

     On October 27, 1998, the Board of Directors of Exigent International, Inc. (the "Company") adopted a Shareholder Rights Plan (the "Rights Plan"). The purpose of the Rights Plan is to deter certain coercive takeover tactics and enable the Board of Directors to represent effectively the interests of shareholders in the event of a takeover attempt. The Rights Plan does not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the Company and its shareholders.

     To implement the Rights Plan the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each share of common stock (the "Common Shares") of the Company outstanding at the close of business on November 17, 1998 (the "Record Date") and beneficially owned by a United States citizen or, in the case of a non-individual shareholder, an entity which is incorporated or otherwise organized in the United States (an "Eligible
Shareholder"), or issued to an Eligible Shareholder on or after such date (whether originally issued or delivered from the Company's treasury) and prior to the earlier of the Distribution Date, the Redemption Date or the Final Expiration Date (as such terms are defined in the Rights Agreement). The dividend will be paid on November 17, 1998 to Eligible Shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock of the Company, par value $0.01 per share (the "Preferred Shares"), at a price of $16.00 per one one-thousandth of a Preferred Share, subject to adjustment. The description and terms of the Rights will be set forth in a Rights Agreement (the "Rights Agreement") between the Company and Reliance Trust Company, as Rights Agent.

     Initially and until a Distribution Date (as defined below) occurs, the Rights are attached to all Common Shares and no separate Rights certificates will be issued. During this initial period,

          the Rights are not exercisable;

          the Rights are transferred with the Common Shares and are not transferable separately from the Common Shares;

          new Common Shares certificates or book entry shares issued will contain a notation incorporating the Rights Agreement by reference; and

          the transfer of any Common Shares will also constitute the transfer of the Rights associated with those Common Shares.

     The Distribution Date is the earlier to occur of the following two events (or such later date as may be determined by the Board of Directors, upon approval by a majority of Continuing Directors as defined below):

          the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding Common Shares (thereby becoming an "Acquiring Person" under the Rights Plan); or

          the tenth business day (or such later date as may be determined by the Board of Directors of the Company) after the commencement or announcement of a tender or exchange offer by a person or group for 15% or more of the outstanding Common Shares.

     Acquisitions by the following persons will not result in the person becoming an Acquiring Person: The Company, any subsidiary or employee benefit plan of the Company, Shareholders owning 15% or more of the Common Shares as of the Record Date (until such time as any such shareholder acquires an additional 15% of the Common Shares) or any other person approved in advance by the Board of Directors.

     Separate certificates evidencing the Rights will be mailed to Eligible Shareholders of record on the "Distribution Date". After the Distribution Date, the Rights will be tradable separately from the Common Shares. After the Distribution Date and after the Company's right to redeem (as described below) has expired, the Rights will be exercisable in two different ways depending on the circumstances as set forth below.

     If a person or group acquires 15% or more of the outstanding Common Shares (thereby becoming an Acquiring Person) and the Company's redemption right has expired, each holder of a Right (except those held by the Acquiring Person and its affiliates and associates) will have the right to purchase, upon exercise, Common Shares having a value equal to two times the exercise price of the Right. In other words, the Rights holders other than the Acquiring Person may purchase Common Shares at a 50% discount. For example, at the exercise price of $16.00 per Right each Right not owned by an Acquiring Person would entitle its holder to purchase $32.00 worth of Common Shares (or other consideration, as noted above) for $16.00. Assuming a value of $3.50 per Common Share at such time, the holder of each valid Right would be entitled to purchase nine Common Shares for $16.00.

     Alternatively, if, in a transaction not approved by the Board of Directors, the Company is acquired in a merger or other business combination or 50% or more of its assets or earning power are sold after a person or group has become an Acquiring Person, and the Company's redemption right has expired, proper provision will be made so that each holder of a Right will hereafter have the right to purchase, upon exercise, that number of shares of common stock of the acquiring company as have a market value of two times the exercise price of the Right. In other words, a Rights holder may purchase the acquiring company's common stock at a 50% discount.

     At any time after any person or group becomes an Acquiring Person and before the Acquiring Person acquires 60% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which will become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The Rights are redeemable by the Company in whole but not in part at a price of $.01 per Right at any time up to and including the tenth day after the time that a person or a group has become an Acquiring Person subject to extension of this redemption period by the Board of Directors. Immediately upon redemption the right to exercise will terminate and the only right of holders will be to receive the redemption price. The Rights will expire on October 26, 2008 unless the expiration date is extended by amendment as described below or unless the Rights are earlier redeemed or exchanged by the Company as described above.

     As long as the Rights are redeemable, the terms of the Rights may be amended by the Board of Directors in its discretion without the consent of the Rights holders. After that time, no amendment may adversely affect the interests of the Rights holders (other than the Acquiring Person).

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share that may be purchased upon exercise of each Right should approximate the value of one common share.

     Until a Right is exercised, a Rights holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2.  Exhibits.


Exhibit
Number
                                       Exhibit Title

4.1 Form of Rights Agreement, to be executed between the Company and Reliance Trust Company, including the Form of Certificate of Designation of Series B Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C, is incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on November 2, 1998 (SEC File No. 001-13519).

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       Exigent International, Inc.

                                       Date:  November 4, 1998


                                       By:  /s/  Bernard R. Smedley
                                            ------------------------------------
                                            Bernard R. Smedley
                                            Chief Executive Officer